SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000/1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”), pursuant to the provisions of article 33, item XXIX of CVM Resolution 80/22, hereby informs its shareholders and the market in general that, by resolution of the General Shareholders' Meeting held on April 28, 2023, the Company's Audit Committee is now composed as follows:

• Eduardo Person Pardini – Coordinator e Financial Expert

Mr. Pardini has been an independent member of our Board of Directors and Coordinator and Finance Specialist of our Audit Committee since May 2023. Mr. Pardini holds a bachelor’s degree in Accounting from Faculdade de Ciências Econômicas de São Paulo, a postgraduate degree in Administration with an emphasis in Finance from Fundação Álvares Penteado, and several degrees in extension courses in Brazil and abroad, such as Business Strategy from Wharton Business School of the University of Pennsylvania, Corporate Management from Fundação Getúlio Vargas, Ethics and Corporate Governance from Milliken University, and Innovation from the Massachusetts Institute of Technology. He is currently a main partner at CrossOver Consulting & Auditing. He is also an Executive Officer of the Internal Control Institute Chapter Brazil, a member of the Audit Committee of Companhia de Saneamento de Santa Catarina, and a professor of the risk- based audit area in the MBA course at the Trevisan Business School. Mr. Pardini has more than 43 years of experience as an internal and external auditor, senior executive of Brazilian and multinational companies, professor and lecturer on audit, internal controls, risk management, and governance for government entities and entities in the private sector.

• Karolina Fonsêca Lima - Member

Mrs. Lima has been an independent member of our Board of Directors and a member of our Audit Committee since May 2023. Mrs. Lima holds a bachelor’s degree in Accounting from the Federal University of Maranhão and in Law from University Ceuma. She is currently head of Concremat Engenharia e Tecnologia in São Luiz, Maranhão. She worked at Companhia Docas do Maranhão between 2002 and 2019, as head auditor, and member of the Audit Technical Committee, Eligibility Committee, and Correctional Technical Committee of the Ministry of Infrastructure.

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• Mario Engler Pinto Junior – Member

Mr. Engler has been an independent member of our Board of Directors and a member of our Audit Committee since May 2023. Before that, he served as Chairman of our Board of Directors from May 2018 to May 2023, as member of our Board of Directors from 2006 to 2011 and as member of our Audit Committee from 2006 to 2009. He holds a PhD degree in Commercial Law from Getúlio Vargas Foundation Law School (Fundação Getúlio Vargas – FGV) and is now a professor at the same institution. At FGV Law School, Mr. Engler is the coordinator for the professional master’s program and conducts legal research regarding contractual and corporate arrangements in the public and private sectors. He has been a lawyer since 1979 and served for 30 years as public attorney for the State of São Paulo from 1984 to 2014. In the last years, he has been an arbitrator and executive officer and director for private companies and state-owned enterprises.

São Paulo, May 10, 2023.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 11, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.